UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

John E. Stevens c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 30, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

59,451,015[1]

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

59,451,015[1]

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,145,931

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes (a) 1,381,951 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants with an exercise price of $10.00 per share, (b) 17,253,279 shares of Common Stock currently issuable upon exercise of warrants with an exercise price of $2.898 per share and (c) 40,028,844 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”), including interest paid in kind that has been added to the principal balance of the Convertible Notes, with a conversion price of $2.898 per share.
(2)This percentage is calculated assuming 201,960,026 shares of Common Stock are outstanding as of April 8, 2024 based upon the information disclosed in the Issuer’s Definitive Proxy Statement dated April 10, 2024, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,694,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)This percentage is calculated assuming 201,960,026 shares of Common Stock are outstanding as of April 8, 2024 based upon the information disclosed in the Issuer’s Definitive Proxy Statement dated April 10, 2024, and, in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (as amended, the “Schedule 13D”) relating to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby supplemented and amended to add the information contained in the first paragraph of Item 4 of this Amendment, which is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 1, 2024, Lockheed Martin Corporation (“LMC”) submitted a letter (the “Proposal”) to the Issuer outlining a non-binding proposal for LMC to acquire, in a merger transaction, all of the Common Stock for $1.00 per share in cash. On April 30, 2024, LMC notified the Issuer that it was withdrawing the Proposal.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future review or reconsider their position and/or formulate plans or proposals with respect thereto depending on various factors, including, without limitation, the Issuer’s financial condition, business operations and prospects, the market prices of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors. Each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Persons (and their respective affiliates and Related Parties) reserve the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (iv) reconsider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding shares of Common Stock. Depending upon the foregoing factors and to the extent deemed advisable, any of the Reporting Persons or the Related Parties may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Item 4 of this Amendment is incorporated herein by reference. None of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2024

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President